OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2012
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
001-08681

CUSIP NUMBER
49375T100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Kid Brands, Inc.

Full Name of Registrant

Former Name if Applicable

One Meadowlands Plaza, 8th Floor

Address of Principal Executive Office (Street and Number)
East Rutherford, New Jersey 07073

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On August 8, 2011, Kid Brands, Inc. (the “Company”), completed the refinancing of its existing credit agreement (the “Refinancing”), which now provides for an aggregate $175.0 million revolving credit facility (plus up to an additional $35.0 million aggregate increase under specified circumstances, including that the Company receives commitments from lenders for such increase), with a $25.0 million sub-facility for letters of credit and a $5.0 million sub-facility for swing-line loans. In addition to increased borrowing capacity, anticipated benefits from the Refinancing also include the elimination of borrowing base limitations, reduced debt service requirements (as the prior term loan was paid in full), lower minimum and maximum interest rate margins, an extended maturity date, and a generally less restrictive payment and cash utilization structure.

Following the discovery of the matters previously disclosed by the Company with respect to LaJobi’s import, business and staffing practices and related investigations, the Company’s Board of Directors authorized a review, supervised by the Special Committee of the Board and conducted by outside counsel, of customs compliance practices at the Company’s other operating subsidiaries, consisting of Kids Line, CoCaLo and Sassy (the “Customs Review”). Although such Customs Review is ongoing, based on work to date involving a sampling of customs filings, the Special Committee has identified instances in which these subsidiaries filed and caused to be filed incorrect entries and invoices with U.S. Customs and Border Protection (“U.S. Customs”) as a result of, in the case of Kids Line, incorrect descriptions, classifications and valuations of certain products imported by Kids Line and, in the case of CoCaLo, incorrect classifications of certain products imported by CoCaLo. Promptly after becoming aware of the foregoing, the Company submitted voluntary prior disclosures to U.S. Customs identifying such issues. The Company’s Board has also recently authorized an investigation, supervised by the Special Committee and conducted by a second outside counsel, to more fully review the customs practices at these subsidiaries, including whether there was any misconduct by personnel (the “Customs Investigation”). Following the completion of the Company’s review of these matters, the Company intends to remit to U.S. Customs the amount of duties owed and any interest and penalties thereon. The Company has not yet completed quantifying the amount of duties that may be owed to U.S. Customs, but the Company currently believes that such amounts will not have a material adverse effect on the Company. In addition, the Company may be assessed by U.S. Customs a penalty of up to 100% of any such duty owed, as well as possibly being subject to additional fines, penalties or other measures from U.S. Customs or other governmental authorities. The Company is in the process of preparing its financial statements for its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (the “June 10-Q”), which will need to give effect to, among other things, an anticipated accrual for underpayments of customs duties and interest discussed above, and is also assessing whether any other modifications to its draft June 10-Q will be necessitated by the Customs Review. As with recent matters uncovered at LaJobi, the Company has voluntarily disclosed the existence of the Customs Review and Customs Investigation to the SEC, and is cooperating with the SEC staff.

The Company is unable to file its June 10-Q by the initial due date without unreasonable effort or expense due to: (i) the diversion of resources in connection with the consummation of the Refinancing and the initiation and continuation of the Customs Review; (ii) the fact that the Refinancing was completed and certain determinations in connection with the Customs Review were made just prior to the initial due date for the June 10-Q, thereby providing limited time to make appropriate changes to the Company’s disclosures to reflect such events and determinations; and (iii) the fact that the Customs Review is still continuing, and is expected to result in the recordation of anticipated accruals for underpayments of customs duties (and related interest), which will require changes to the Company’s financial statements and related disclosures to be included therein. While the Company anticipates that it will be able to file its June 10-Q by the initial due date, there can be no assurance that this will be the case.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Marc S. Goldfarb	201	405-2454
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

See Attachment A

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Kid Brands, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2011	By	/s/ Marc S. Goldfarb

Marc S. Goldfarb, SVP and General Counsel

Attachment A

As the Company’s financial statement preparation is not yet complete, as described in Part III, all percentages and amounts described below are estimates as of the date of the filing of the attached Form 12b-25.

Net sales for the quarter ended June 30, 2011 (“Q2 2011”) decreased 11.2% to $60.3 million, compared to $67.9 million for the quarter ended June 30, 2010 (“Q2 2010”). Q2 2011 net sales are consistent with the Company’s most-recently disclosed outlook for Q2 2011 net sales, as disclosed in the press release attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 11, 2011 (the “Q1 Form 8-K”).

The Company expects to report a net loss for Q2 2011, compared to net income of $4.5 million for Q2 2010. Such net loss is expected to include several special items anticipated to be recorded in Q2 2011, including, among other things, items related to the recent bankruptcy of The Russ Companies, Inc. (the purchaser of the Company’s former gift business)(“TRC”), the largest component of which is a valuation allowance against a deferred tax asset, which allowance was recorded as a result of the TRC bankruptcy and a change in the character of the loss resulting from the impairment and valuation allowance recorded in June 2009 against the consideration received in connection with the sale of such gift business. The net loss for Q2 2011 is also expected to include an accrual for underpayments of customs duties resulting from the Customs Review referenced in Part III above, although such accrual has not yet been quantified. Notwithstanding the foregoing, the Company continues to anticipate that its non-GAAP adjusted net income for Q2 2011 will be consistent with the Company’s most-recently disclosed outlook for such net income, as disclosed in the press release attached as Exhibit 99.1 to the Q1 Form 8-K.

Until the Company is able to complete the preparation of its financial statements to be included in the June 10-Q, it is not in a position to further quantify other changes in results of operations from Q2 2010.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on the Company’s current expectations and involve risks and uncertainties that could cause actual results and events to differ materially from those described in the statements. These statements may be identified by the use of forward-looking words or phrases including, but not limited to, “anticipate”, “project”, “believe”, “expect”, “intend”, “may”, “planned”, “potential”, “should”, “will”, or “would”. We caution readers that results predicted by forward-looking statements, including, without limitation, those relating to our future business prospects, revenues, expenses, working capital, liquidity, capital needs, interest costs and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such material risks and uncertainties are set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as amended, and subsequent SEC filings. You should not place undue reliance on these forward-looking statements, which reflect the Company’s opinions only as of the date of this Form 12b-25. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date of this Form 12b-25.